SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13D-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Management Network Group, Inc.
(Name of Issuer)

Common Stock, $0.005 par value
(Title of Class of Securities)

561693201
(CUSIP Number)

Lawrence M. Stern	Philip R. Weingold, Esq.
Stern Family Partners, L.P.	Kramer Levin Naftalis & Frankel LLP
708 Third Avenue, Suite 1610	1177 Avenue of the Americas
New York, NY 10017	New York, NY 10036
(212) 832-1200	(212) 715-9435

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 8, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 561693201

1	NAMES OF REPORTING PERSONS Stern Family Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 358,177
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 358,177
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,177
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (See instructions) PN

1	NAMES OF REPORTING PERSONS Lawrence M. Stern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ❒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 358,177 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 358,177 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,177 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (See instructions) IN

(1) Solely in his capacity as the sole general partner of Stern Family Partners, L.P.

Item 1.    Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.005 par value per share (the “Common Stock”), of The Management Network Group, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 7300 College Blvd., Suite 302, Overland Park, KS 66210.

Item 2.    Identity and Background.

This Schedule 13D is being filed jointly by Stern Family Partners, L.P., a Delaware limited partnership (“Stern Family Partners”), and Lawrence M. Stern (“Mr. Stern” and, together with Stern Family Partners, the “Reporting Persons”), pursuant to a Joint Reporting Agreement, a copy of which is attached as Exhibit 99.1 hereto.  The address of the principal business and principal office of Stern Family Partners, and the business address of Mr. Stern, is 708 Third Avenue, Suite 1610, New York, NY 10017.

Stern Family Partners is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. Pursuant to Instruction C to Schedule 13D under the Securities Exchange Act of 1934, as amended (the “Act”), certain information with respect to Lawrence M. Stern, the sole general partner of Stern Family Partners, is set forth below.

Mr. Stern is the sole general partner of Stern Family Partners.  The present principal occupation or employment of Mr. Stern is to serve as general partner of Stern Family Partners, and as President and Chief Executive Officer of Stern Capital LLC, a registered broker-dealer with its principal business address at 708 Third Avenue, Suite 1610, New York, NY 10017.  Mr. Stern is a citizen of the United States.

During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons may also be deemed to be members of a “group” within the meaning of Rule 13d-5(b)(1) under the Act.  To the extent that such a group exists, this Schedule 13D shall constitute a single joint filing by the Reporting Persons, as members of such group, pursuant to Rule 13d-1(k)(2) under the Act.

Item 3.    Source and Amount of Funds or Other Consideration.

The shares of Common Stock to which this Schedule 13D relates were acquired using working capital of Stern Family Partners.

Item 4.    Purpose of Transaction.

Stern Family Partners purchased the shares of Common Stock reported herein in the ordinary course of business based on the belief that such shares, when purchased, were undervalued and represented an attractive investment opportunity.

Between the summer of 2007 and the spring of 2011, Mr. Stern, on behalf of Stern Family Partners, had several conversations with the Chairman of the Board and Chief Executive Officer of the Company regarding the Company’s affairs.  On April 25, 2011, Mr. Stern wrote to the Chairman and Chief Executive Officer to express disappointment over the Company’s performance and, among other things, request that the Company’s Board of Directors begin soliciting bids to sell the entire enterprise, and proposing to further discuss such matters with the Chairman and Chief Executive Officer or other members of the Company’s Board.  Thereafter, Mr. Stern wrote several other letters proposing, among other things, actions including a stock repurchase program, retention of independent financial advisors to explore strategic opportunities, including a possible sale of the Company, seeking nominations for the Board from the Company’s largest shareholders, and eliminating the Company’s “staggered” Board structure, and on November 14, 2011, suggesting that the four independent directors of the Company resign and be replaced by significant shareholders.

On December 5, 2011, Stern Family Partners delivered a letter to the Company, notifying the Company that Stern Family Partners intends to nominate and seek to elect Mr. Stern as a member of the board of directors of the Company at the Company’s 2012 Annual Meeting of Stockholders and any adjournments or postponements thereof (the “Annual Meeting”). By letter dated December 8, 2011, the Secretary and General Counsel of the Company responded and, among other things, referred the Reporting Persons to certain provisions of the Company’s by-laws regarding nominations for director.  The Reporting Persons intend to review and supplement their previous letter as appropriate.  Stern Family Partners intends to request that the Company’s Nominating and Corporate Governance Committee consider Mr. Stern as a potential Company nominee for director at the Annual Meeting and to further communicate with the Company for that purpose.

Stern Family Partners, through Mr. Stern, may also continue to have discussions with management of the Company and may make suggestions concerning the Company’s operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as Stern Family Partners may deem relevant to its investment in the shares of Common Stock and other securities of the Company. Stern Family Partners expects that it will, from time to time, review its investment position in the Company and may, depending on market and other conditions, increase or decrease its investment position in the shares of Common Stock or other securities of the Company.

Whether Stern Family Partners purchases any additional shares of Common Stock or other securities of the Company or disposes of any shares of Common Stock or other securities of the Company, and the amount and timing of any such transactions, will depend upon Stern Family Partners’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities of the Company for purchase at particular price levels, the Company’s and Stern Family Partners’ business and prospects, other business investment opportunities available to Stern Family Partners, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors and management of the Company, the availability and nature of opportunities to dispose of Stern Family Partners’ interest in the Company, to realize trading profits or minimize trading losses, and other plans and goals of Stern Family Partners. Depending upon its individual assessments of these factors from time to time, Stern Family Partners may change its present intentions as stated above, including determining to acquire additional shares of Common Stock or other securities of the Company (by means of open market or privately negotiated purchases) or to dispose of some or all of the shares of Common Stock or other securities of the Company held by or under the control of Stern Family Partners. In addition, Stern Family Partners may from time to time enter into equity swap or other derivative transactions with respect to its investment in the shares of Common Stock or other securities of the Company.

Except as set forth in this Item 4, neither Stern Family Partners nor Mr. Stern have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Act.

Item 5.    Interest in Securities of the Issuer.

(a)
Stern Family Partners beneficially owns 358,177 shares of Common Stock, which constitutes approximately 5.1% of the outstanding shares of Common Stock.  Because of his position as the sole general partner of Stern Family Partners, Mr. Stern may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of the 358,177 shares of Common Stock held by Stern Family Partners, which constitutes approximately 5.1% of the outstanding shares of Common Stock.  Mr. Stern disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

Percentage interest calculations for each Reporting Person are based upon the 7,093,872 shares of Common Stock reported by the Company to be issued and outstanding on the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 15, 2011.

(b)
Stern Family Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 357,588 shares of Common Stock. As the sole general partner of Stern Family Partners, Mr. Stern may be deemed to have sole power to vote or to direct the vote and to dispose or to direct the disposition of 357,588 shares of Common Stock held by Stern Family Partners.

(c)
During the past sixty days, the Reporting Persons effected the transactions in the Company’s securities (all of which transactions were effected in the open market) set forth on Schedule A attached hereto.

(d)	Not applicable.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Except as set forth herein or in the Exhibits filed herewith, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D under the Act with respect to the shares of Common Stock owned by the Reporting Persons.

Item 7.    Material to be Filed as Exhibits.

Exhibit 99.1                      Joint Reporting Agreement, dated December 19, 2011

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: December 19, 2011

STERN FAMILY PARTNERS, L.P.

By: /s/ Lawrence M. Stern
Name: Lawrence M. Stern
Title: Sole General Partner

    /s/ Lawrence M. Stern
Lawrence M. Stern